UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, November 2025

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Explanatory Note

Freight Technologies, Inc. (the “Company”), announces that it will hold its 2025 Annual Meeting of Shareholders (the “2025 Annual Meeting”) on December 18, 2025, at 1:00 p.m. Monterrey, Mexico time at its office at Emilio Zola Num. 743 Piso 4, Int. 1, Col. Obispado, Monterrey Nuevo Leon, Mexico CP 64060.

The record date for the determination of the shareholders entitled to vote at the 2025 Annual Meeting, or any adjournments or postponements thereof, will be the close of business on November 4, 2025 (the “Record Date”).

The Company is expected to mail on or about November 10, 2025, a notice of 2025 Annual Meeting (the “Notice”) and a proxy statement describing the matters to be voted upon at the 2025 Annual Meeting (the “Proxy Statement”) along with a proxy card (together with the Notice and the Proxy Statement, the “Proxy Materials”) enabling the shareholders to indicate their votes to all shareholders entitled to vote at the 2025 Annual Meeting. On or about November 10, 2025, the Company is also expected to furnish the Proxy Materials to the Securities and Exchange Commission, on a Report of Foreign Private Issuer on Form 6-K and make the Proxy Materials available on its website at https://fr8technologies.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2025	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer